NET LNNX, INC.
                  INCENTIVE STOCK OPTION AGREEMENT
                      UNDER THE 1996 STOCK PLAN



     THIS AGREEMENT is made as of January 31, 1997, between Net Lnnx, Inc. a Pennsylvania corporation (the "Company"), and Ronald P. Perella (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1.     Option Grant.     The Company hereby grants to the Optionee an
option (the "Option") to purchase the number of shares of the Company's common stock (the "Shares"), for an exercise price per share (the "Option Price") and based upon a Grant Date, all as set forth below:

          Shares under option:           100,000
          Option Price per Share:        $0.875
          Grant Date:                    January 31, 1997

The Option will be subject to all of the terms and conditions set forth herein and in the Company's 1996 Stock Plan (the "Plan"), a copy of which is attached hereto and incorporated by reference. The Option granted hereunder will be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

     2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3.     Termination.      Subject to earlier termination as provided in
the Plan, this Option will expire, unless previously exercised in full, on January 31, 1999, which date is on or prior to the tenth anniversary of the Grant Date.

     4. Terms of the Plan. The Optionee understands that the Plan includes important terms and conditions that apply to this Option. Those terms include (without limitation): important conditions to the right of the Optionee to exercise the Option; important restrictions on the ability of the Optionee to transfer the Option or to transfer Shares received upon exercise of the Option; and early termination of the Option following the occurrence of certain events, including the Optionee no longer being an employee, director, consultant or independent contractor to or of the Company or its subsidiaries. The Optionee acknowledges that he or she has read the Plan, agrees to be bound by its terms, and makes each of the representations required to be made by the Optionee under it.

     5. Miscellaneous. This Agreement (together with the Plan) sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements,

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negotiations and understandings.  This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.

NET LNNX, INC.


/S/Ronald W. Hayes, Jr.
By: Ronald W. Hayes, Jr., President


"Optionee"

/s/Ronald P. Perella
Ronald P. Perella
162 N.E. Twylite Terrace
Port St. Lucie, FL 34983